Exhibit 77(D)
Morgan Stanley Limited Term Municipal Trust

       The Fund may invest in put and call options and futures on its portfolio securities.  The Fund may use options and futures to protect against a decline in the Fund’s securities or an increase in prices of securities that may be purchased or to adjust the Fund’s yield curve exposure.

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